Fax

02 APR 29 AM 11:01

3 London Wall Buildings
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London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Julie Ryan
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	29 April 2002
No. of pages including this one	4

02028726

SUPPL

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Citigate Dewe Rogerson

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

dlw 4/30

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Registered office at 3 London Wall Buildings London Wall London EC2M 5SY. Registered in England 2184041

ERSTE BANK

DAB

JOINT INVESTOR INFORMATION

For immediate release **April 29, 2002**

Erste Bank acquires 85% stake in Croatian Riječka banka d.d. for € 55m plus capital increase

Erste Bank der oesterreichischen Sparkassen AG today signed the share purchase and subscription agreement (SPSA) to acquire from the State Agency for Deposit Insurance and Bank Rehabilitation (DAB) a stake of 85.02% in the share capital of Riječka banka d.d.(RB). This follows the announcement by the DAB in early April that it had selected Erste Bank´s bid as " the best offer" in a competitive tender. The deal is expected to close later in Q2 2002.

Erste Bank's CFO, Reinhard Ortner said:
"The acquisition of Riječka banka takes us into the top league in Croatia, further strengthens our leading position in Central Europe and reinforces our position among the top banks in Europe by number of customers. With Riječka banka we aim to build on our existing success in Croatia through Erste & Steiermärkische Bank. By focusing on different regions of Croatia, our two Croatian banking subsidiaries will be highly complementary."

DAB's Chairman, Marijan-Marinko Filipovic said:
"Erste Bank is the best choice for us. Not only did they pay a fair price for Rijecka banka, but also their expertise in controling risk and turning their acquisitions into great operational successes is beyond doubt. Erste's commitment will secure the future of Rijecka banka and bring a boost to the entire region of Rijecka".

Key terms of the SPSA
Under the SPSA, Erste will pay EUR 55 million for the 85.02% stake, and furthermore has offered to fund a capital increase at Riječka banka d.d. (RB) of EUR 80 million, as well as to inject supplementary capital in the amount of EUR 20 million. A confirmatory due diligence will commence shortly and is expected to be completed within 30 business days.

The capital increase will enable RB to comply with key provisions of the Croatian Banking Act and the relevant Croatian National Bank (HNB) regulations, most notably rules concerning large exposures. The resulting total capital ratio following the capital increase should reach some 18% to 20%, with a Tier I ratio of between 16.5% and 17.5%.

RB, with total assets of approximately€1.4 billion at the end of 2001, is among the five largest banks in Croatia. At the end of 2001, Riječka banka's market share by total assets was almost 8%. It has 1,000 employees and operates 74 branch offices, concentrated on the northern cost of Croatia as well as in the region of Rijeka. Over the next few years, it is

Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Julie Ryan
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	29 April 2002
No. of pages including this one	4

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Citigate Dewe Rogerson

ERSTE BANK

DAB

JOINT INVESTOR INFORMATION

For Immediate release **April 29, 2002**

Erste Bank acquires 85% stake in Croatian Riječka banka d.d. for € 55m plus capital increase

Erste Bank der oesterreichischen Sparkassen AG today signed the share purchase and subscription agreement (SPSA) to acquire from the State Agency for Deposit Insurance and Bank Rehabilitation (DAB) a stake of 85.02% in the share capital of Riječka banka d.d.(RB). This follows the announcement by the DAB in early April that it had selected Erste Bank's bid as " the best offer" in a competitive tender. The deal is expected to close later in Q2 2002.

Erste Bank's CFO, Reinhard Ortner said:
"The acquisition of Riječka banka takes us into the top league in Croatia, further strengthens our leading position in Central Europe and reinforces our position among the top banks in Europe by number of customers. With Riječka banka we aim to build on our existing success in Croatia through Erste & Steiermärkische Bank. By focusing on different regions of Croatia, our two Croatian banking subsidiaries will be highly complementary."

DAB's Chairman, Marijan-Marinko Filipovic said:
"Erste Bank is the best choice for us. Not only did they pay a fair price for Rijecka banka, but also their expertise in controling risk and turning their acquisitions into great operational successes is beyond doubt. Erste's commitment will secure the future of Rijecka banka and bring a boost to the entire region of Rijecka".

Key terms of the SPSA
Under the SPSA, Erste will pay EUR 55 million for the 85.02% stake, and furthermore has offered to fund a capital increase at Riječka banka d.d. (RB) of EUR 80 million, as well as to inject supplementary capital in the amount of EUR 20 million. A confirmatory due diligence will commence shortly and is expected to be completed within 30 business days.

The capital increase will enable RB to comply with key provisions of the Croatian Banking Act and the relevant Croatian National Bank (HNB) regulations, most notably rules concerning large exposures. The resulting total capital ratio following the capital increase should reach some 18% to 20%, with a Tier I ratio of between 16.5% and 17.5%.

RB, with total assets of approximately €1.4 billion at the end of 2001, is among the five largest banks in Croatia. At the end of 2001, Riječka banka's market share by total assets was almost 8%. It has 1,000 employees and operates 74 branch offices, concentrated on the northern cost of Croatia as well as in the region of Rijeka. Over the next few years, it is

expected that these geographic areas will show above average growth compared with the rest of Croatia. With the exception of the treasury operations, which were subject to a recently discovered fraud (and a resulting loss estimated by the Croatian National Bank to be approx. US$ 98 million), RB is profitable and no major restructuring will be necessary. Excluding the fraud case, the Bank generated net income of€18.4 million in the financial year 2001, generating RoE of more than 13.5%. RB's net interest margin was at 3.2%, with the cost/income ratio at approximately 53.9%.

Through this acquisition, Erste Bank's market share in Croatia including its subsidiary bank Erste & Steiermärkische Bank d.d. (ESB) will increase from today's 4% to more than 10%. Together, the banks will serve approximately 600,000 customers. RB provides an excellent addition to the operations of ESB. These two businesses will be the solid foundation for one of the most prominent financial groups in Croatia, ranking among the top banking groups in the country.

JPMorgan has acted as exclusive financial advisor to Erste Bank on this transaction.

Strategy

RB's activities will be primarily focused on those regions, where the bank has traditionally a strong presence, most notably in north-western Croatia (particularly in the Istria, Primorsko-Goranska and Licko-Senjska counties). Erste Bank is confident to overcome recent one-off problems in its treasury division and thereby to re-confirm RB as the dominant bank in its market. RB will have the clear strategic responsibility for the market in which it operates, whereas the activities of the existing Croatian subsidiary of Erste Bank, Erste & Steiermärkische Bank, will continue to be focused on Central and Eastern Croatia, as well as on the southern parts of the country (Dalmatia).

With regard to internal organisation, Erste Bank's foremost priority will be to introduce sound control mechanisms and prudent risk management policies, especially in the area of treasury / capital markets operations. As evidenced through its impressive track record at ESB, Erste Bank has demonstrated its ability to introduce and maintain strict risk control policies, while pursuing ambitious growth targets, and would envisage a similar approach for RB. Further improvements on the operations side, particularly with respect to information technology and payment operations will also be among the top priorities. From the signing on, there will be a close cooperation between the RB-management and senior experts from Erste Bank. A new management team will be installed after the transfer of the shares. Consolidation of RB into EB financial statements will take place in Q2.

Erste Bank's most important short-term objective will be to restore confidence and stability at RB to regain the market share it has lost as a consequence of belatedly disclosed foreign-exchange losses at the bank. As RB's new strategic majority shareholder, Erste Bank will provide or arrange any refinancing required in order for RB to continue its business without further disruption.

Retail banking and financial services for the corporate enterprises in the region will be among the most important market segments for the bank. In line with its central role for the regional economy in north-western Croatia, RB is expected to maintain a valuable partnership and client base among local municipalities and communities, providing financial backing to key communal enterprises and projects, particularly in the area of infrastructure development. RB also plans to be an active supporter of the main areas of employment and sectors with strong potential (such as transport and communication, tourism and leisure services, manufacturing and new technologies). In this way, RB plans to help enhance the employment opportunities and economic potential of the region.

In light of RB's tradition and prominence in its markets, Erste Bank envisages to continue using the name "Riječka banka, d.d.".

For further information please contact:

	Tel:	E-mail:
Gabriele Werzer, Investor Relations	+ 43 50 100 11286	gabriele.werzer@erstebank.at
Thomas Schmee, Investor Relations	+ 43 50 100 17326	thomas.schmee@erstebank.at

Fax: 0043 50 100 13112
Graben 21, A-1010 Vienna, Austria

Erste Bank der oesterreichischen Sparkassen AG
Head Office Vienna, FB-Nr.33209m, Commercial Court Vienna, DVR 0031313